SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended  December 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For  the transition period from                    to

Commission file number   001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

St. Paul Travelers 401(k) Savings Plan
385 Washington Street
St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The St. Paul Travelers Companies, Inc.
385 Washington Street
St. Paul, MN 55102

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A, or Amendment No. 1, is being filed by the St. Paul Travelers 401(k) Savings Plan to amend the Annual Report on Form 11-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on June 22, 2006. The sole purpose of this Amendment No. 1 is to include the signature of KPMG on its Report of the Independent Registered Public Accounting Firm. The electronic signature was unintentionally omitted from the original filing of the Form 11-K.

The Consent of Independent Registered Public Accounting Firm (Exhibit 23.1) has also been re-filed to reflect that KPMG consented to the incorporation by reference of its executed Report of the Independent Registered Public Accounting Firm in the Form S-8 referenced therein.

This Amendment No. 1 does not include any substantive changes to the Report of Independent Registered Public Accounting Firm or any other section of the Form 11-K. Accordingly, unaffected sections have not been repeated in this Amendment No. 1, and no other changes have been made.

Report of the Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants
St. Paul Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the St. Paul Travelers 401(k) Savings Plan (the Plan) (formerly The St. Paul Savings Plus Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the St. Paul Travelers 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 22, 2006

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 23, 2006	ST. PAUL TRAVELERS 401(k)
SAVINGS PLAN
(The Plan)

	By:	/s/ John P. Clifford, Jr.
John P. Clifford, Jr.
Senior Vice President, Human Resources and
Plan Administrator
Member of the Administrative
Committee for the St. Paul Travelers 401(k) Savings
Plan

Exhibit Index

Exhibit Number	Description

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm